Lincoln Financial Group

150 N. Radnor Chester Rd.

Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

VIA EDGAR

April 15, 2020

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4644

RE:Registrant: Lincoln Variable Insurance Products Trust (“Registrant”)

File Nos.:	811-08090 and 033-70742

Fund:LVIP T. Rowe Price 2060 Fund

(the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments conveyed via phone on March 20, 2020, to the Registrant’s amended registration statement on February 3, 2020 and as amended on March 12, 2020 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	Remove brackets around any numbers in the definitive filing.

A.	We will do so.

2)	Where a contractual fee waiver or expense limitation will expire, confirm the expiration will be more than one year after the effective date of the prospectus.

A.	Confirmed.

3)	Conform tense of references to certain dates, such as the target retirement date, which is in the future.

A.	We have revised the Registration Statement accordingly.

4)	Disclose how often the Fund’s neutral allocations are reset.

A.	The Registration Statement has been revised to disclose that neutral allocations are adjusted on at least a quarterly basis.

5)	Disclose how often the Fund’s allocations are rebalanced to stay true to the glide path.

A.	The Registration Statement has been revised to disclose that tactical allocations are evaluated continually and adjusted monthly.

6)	Disclose the difference in the roles of the investment manager and subadviser.

A.	The Registration Statement already discloses this information. Specifically, it states:

Lincoln Investment Advisors Corporation (“Adviser”) serves as the investment adviser to the Fund. The Adviser has selected T. Rowe Price Associates, Inc. (“Sub-Adviser”) to serve as the Fund’s sub-adviser. The Sub-Adviser is responsible for the day-to-day management of the Fund’s assets.

7)	Carry comments through to all applicable sections of the Registration Statement.

A.	The Registration Statement has been revised accordingly.

Your consideration of this filing is much appreciated.  Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Assistant General Counsel – Funds Management

Enclosures

cc:  Ronald Holinsky, Esq.

Christina E. Pron, Esq.

Julie Vossler

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